Exhibit 99.1

News

Release

C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release

December 3, 2024

Manulife announces Subordinated Debenture issue

The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with this offering will be accessible through SEDAR+ within two business days.

TORONTO - Manulife Financial Corporation (“MFC”) announced today that it intends to issue $1 billion principal amount of 4.064% fixed/floating subordinated debentures due December 6, 2034 (the “Debentures”). MFC intends to file a prospectus supplement to its existing base shelf prospectus in respect of this issue.

The Debentures will bear interest at a fixed rate of 4.064% until December 6, 2029 and thereafter at a rate of 1.25% over Daily Compounded CORRA. The Debentures mature on December 6, 2034.

Subject to prior regulatory approval, MFC may redeem the Debentures, in whole or in part, on or after December 6, 2029 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of MFC from time to time issued and outstanding (other than subordinated indebtedness which has been further subordinated in accordance with its terms).

The offering is being done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets, CIBC Capital Markets and Scotiabank. The offering is expected to close on December 6, 2024.

MFC intends to use the net proceeds from the offering of the Debentures for general corporate purposes, including investment in subsidiaries and potential future redemptions of existing securities.

The Debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

Access to the prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering of the Debentures is provided in accordance with securities legislation relating to procedures for providing access to a prospectus supplement, a base shelf prospectus and any amendment thereto. The prospectus supplement, the corresponding base shelf prospectus and any amendment thereto in connection with the offering will be accessible within two business days at www.sedarplus.ca. An electronic or paper copy of the prospectus supplement, the corresponding base shelf prospectus and any amendment to the documents may be obtained, without charge, from RBC Capital Markets by email at torontosyndicate@rbccm.com or phone at 416-842-6311, CIBC Capital Markets by email at mailbox.cibcdebtsyndication@cibc.com or phone at 416-594-8515 or Scotiabank by email at syndicate.toronto@scotiabank.com or phone at 416-863-7438.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Anne Hammer Manulife 201-925-1213 ahammer@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com

Manulife.com